SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K


                            Report of Foreign Issuer

    Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934


                        For the month of: September 2004


                         Commission File Number 0-15688


                                CORAL GOLD CORP.
                               (Registrant's name)

                         455 Granville Street, Suite 400
                   Vancouver, British Columbia, Canada V6C 1T1
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                                    Form 20-F   [X]     Form 40-F   [ ]


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes   [ ]           No   [ ]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

     Attached hereto are the following exhibits which are incorporated by reference herein.

Exhibit
-------

     1     Letter confirming filing with the British Columbia Securities
           Commission

     2     Notice of No Auditor Review of Interim Financial Statements

     3     Financial Statements

     4     Notes to Financial Statements

     5     Management's Discussion and Analysis

     6     Certification of Interim Filings during Transition Period by CEO

     7     Certification of Interim Filings during Transition Period by CFO





                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                          CORAL GOLD CORP.
                                          (Registrant)


Date:  October 6, 2004                    /s/ Matt Wayrynen
       ---------------                    --------------------------------------
                                          Matt Wayrynen, Chief Executive Officer

                                    EXHIBIT 1
                                    ---------

October 5, 2004

British Columbia Securities Commission
PO Box 10142 Pacific Centre
701 West Georgia Street
Vancouver, BC  V7Y 1L2

Dear Sirs:

Re: Coral Gold Resources Ltd. (the "Company")

We enclose herewith for filing with your office, the Company's Interim Financial Statements and Management Discussion & Analysis for the period ended July 31, 2004.

We confirm that on the above date, the attached materials were forwarded by pre-paid first class mail to all persons on the supplemental list of the Company.

Yours Sincerely,

CORAL GOLD RESOURCES LTD.


"Connie Lillico"

Connie Lillico
Corporate Secretary

cc:      Alberta Securities Commission
         Ontario Securities Commission
         TSX Venture Exchange

                                    EXHIBIT 2
                                    ---------

                            CORAL GOLD RESOURCES LTD.
                           400 - 455 Granville Street
                              Vancouver, BC V6C 1T1
                              Phone (604) 682-3701
                               Fax (604) 682-3600


NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS
-----------------------------------------------------------

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company's management. The Company's independent auditor has not performed a review of these financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditor.

                                   EXHIBIT 3
                                   ---------

Coral Gold Resources Ltd.
(formerly Coral Gold Corp.)
Balance Sheets
(Unaudited - Prepared by Management)

                                                           July 31, 2004       January 31, 2004
                                                                 $                    $
                                                         ----------------------------------------
Assets


Cash                                                          2,221,152           2,567,156

Accounts and advances receivable                                 61,876              56,545

Marketable securities                                            57,359              57,359

Prepaid expenses                                                  6,250              10,976

Share subscriptions receivable                                                       70,645
                                                         ----------------------------------------

                                                              2,346,637           2,762,681

Investment securities                                            72,575              72,575

Equipment                                                         5,111               5,678

Mineral properties (Note 2)                                   7,992,763           7,574,347

Reclamation deposit                                             553,337             551,719
                                                         ----------------------------------------

                                                             10,970,422          10,967,000
                                                         ========================================
Liabilities

Accounts payable and accrued liabilities                         23,341              78,347

Advances payable                                                 45,310              82,748
                                                         ----------------------------------------

                                                                 68,651             161,095
                                                         ----------------------------------------

Shareholders equity

Subscriptions received in advance                                                   791,720

Share capital (Note 3)                                       30,743,902          29,646,238

Deficit                                                     (19,842,131)        (19,632,053)
                                                         ----------------------------------------

                                                             10,901,771          10,805,905
                                                         ----------------------------------------

                                                             10,970,422          10,967,000
                                                         ========================================

On behalf of the Board

"Louis Wolfin"          Director
--------------
"David Wolfin"          Director
--------------

        See accompanying notes to the consolidated financial statements

Coral Gold Resources Ltd.
(formerly Coral Gold Corp.)
Statement of Operations and Deficit
(Unaudited - Prepared by Management)
--------------------------------------------------------------------------------

                                                         Three months ended July 31,            Six Months ended July 31,
                                                           2004              2003               2004              2003
                                                            $                  $                 $                  $
                                                     -------------------------------------------------------------------------

Revenue

Interest and other                                        9,392              3,433             15,754             4,548
                                                     -------------------------------------------------------------------------

                                                          9,392              3,433             15,754             4,548
                                                     -------------------------------------------------------------------------
Operating and administrative expenses


Amortization                                                285                149                568               298

Consulting fees                                          10,082              7,500             17,885             7,500

Directors fees                                                -                  -                  -            10,000

Investor relations and shareholder information           27,793             42,193             46,243            72,705

Legal and accounting                                      2,146             17,219             15,092            34,491

Listing and filing fees                                   4,027              8,095              9,347             9,638

Management fees                                          22,500             22,500             45,000            45,000

Office and miscellaneous                                 41,528             19,773             60,688            61,952

Salaries and benefits                                    10,348              9,848             24,464            33,512

Transfer agent fees                                       2,174              1,365              5,030             2,694

Travel                                                    1,702              7,538              4,917            12,701
                                                     -------------------------------------------------------------------------

                                                        122,584            136,180            229,233           290,491
                                                     -------------------------------------------------------------------------

Loss before the following:                             (113,192)          (132,747)          (213,479)         (285,943)

Gain on sale of assets                                       30                  -              4,020                 -

Foreign exchange gain/loss                                 (620)            18,855               (620)          (49,553)
                                                     -------------------------------------------------------------------------

Loss for the period                                    (113,781)          (113,892)          (210,078)         (335,496)

Deficit, beginning of period                        (19,728,350)       (19,100,061)       (19,632,053)      (18,878,457)
                                                     -------------------------------------------------------------------------

Deficit, end of period                              (19,842,131)       (19,213,953)       (19,842,131)      (19,213,953)
                                                     =========================================================================

Loss per share                                           ($0.03)            ($0.03)            ($0.05)           ($0.10)

        See accompanying notes to the consolidated financial statements.

Coral Gold Resources Ltd.
(formerly Coral Gold Corp.)
Statement of Cash Flows
(Unaudited - Prepared by Management)

                                                      Three Months Ended July 31,          Six months ended July 31,
                                                            2004             2003              2004              2003
                                                             $                 $                $                 $
                                                      ----------------------------------------------------------------------
CASH PROVIDED BY (USED IN)

Operating activities:

Loss for the period                                      (113,781)      (113,892)          (210,078)        (335,496)

Items not requiring cash in the period
Amortization                                                  285            149                568              298
                                                      ----------------------------------------------------------------------

                                                         (113,496)      (113,743)          (209,510)        (335,198)
Net change in non-cash working capital balances

Accounts and advances receivable                          (31,499)        54,891             (5,331)          21,794
Prepaid expenses                                            4,726              -              4,726                -
Share subscriptions receivable                             11,945              -             70,645                -
Accounts payable and accrued liabilities                  (23,438)       (33,087)           (55,006)         (84,757)
Advances payable                                          (37,959)       (54,819)           (37,438)         (70,574)
                                                      ---------------------------------------------------------------------

                                                        (189,721)       (146,758)          (231,914)        (468,735)
                                                      ---------------------------------------------------------------------
Investing activities

Purchase of capital assets                                    (0)           (435)                (0)            (435)
Mineral property expenditures                           (209,131)       (118,005)          (418,416)        (191,260)
Reclamation bond                                          16,142         568,110             (1,618)         635,884
                                                      ----------------------------------------------------------------------
                                                        (192,989)        449,670           (420,034)         444,189
                                                      ----------------------------------------------------------------------
Financing activities

Common shares                                             51,224          25,000          1,097,664          157,918
Subscriptions received in advance                              -               -           (791,720)               -
                                                      ----------------------------------------------------------------------

                                                          51,224          25,000            305,944          157,918
                                                      ----------------------------------------------------------------------

Increase (decrease) in cash in the period               (331,486)        327,912           (346,004)         133,372

Cash, beginning of period                              2,552,638         141,494          2,567,156          336,034
                                                      ----------------------------------------------------------------------

Cash, end of period                                    2,221,152         469,406          2,221,152          469,406
                                                      ======================================================================

        See accompanying notes to the consolidated financial statements.

                                    EXHIBIT 4
                                    ---------

CORAL GOLD RESOURCES LTD.
(formerly CORAL GOLD CORP.)
Notes to Financial Statements
July 31, 2004
Page 1
================================================================================


1.        Basis of Presentation

          These Unaudited Financial Statements have been prepared in accordance with the instructions for the preparation of such financial statements contained in the CICA Handbook Section 1751. Accordingly, certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such instructions. These Unaudited Financial Statements should be read in conjunction with the Audited Financial Statements and accompanying notes thereto for the fiscal year ended January 31, 2004. These Financial Statements have not been reviewed by an auditor.


2.        Mineral Properties

          The following is a summary of mineral property expenditures for the six months ended July 31, 2004 and 2003.


                                                                                     2004            2003
                                                                               --------------------------------

              Robertson Project
              Assays                                                                 25,207              -
              Consulting                                                             40,157         62,824
              Drilling                                                              106,473              -
              Field supplies and other                                                7,310         15,989
              Lease payments                                                        105,562         99,995
              Reclamation                                                           131,274         12,452
                                                                               --------------------------------
              Total expenditures for Robertson Project                             $415,983       $191,260

              Norma Sass
              Geological consulting                                                   2,433              -
                                                                               --------------------------------
              Total expenditures for Norma Sass                                    $  2,433       $      -
                                                                               --------------------------------
              Total Deferred Exploration for
              six months ended July 31:                                            $418,416       $191,260
                                                                               ================================


3.        Share Capital

          On July 30, 2004, the shareholders approved a 10:1 share consolidation and an increase in the authorized capital to 50,000,000 common shares. The share consolidation and increase in authorized capital was effective September 14, 2004. All share capital figures in these financial statements reflect retroactive application of this share consolidation, on a post-consolidated number of shares basis. Loss per share has also been presented for all periods on a post consolidated basis.

         (a) Authorized     50,000,000 common shares without par value

CORAL GOLD RESOURCES LTD.
(formerly CORAL GOLD CORP.)
Notes to Financial Statements
July 31, 2004
Page 2
================================================================================


(b)      Issued:

                                                          2004                              2003
                                            -------------------------------------------------------------------
                                               Number of                         Number of
                                                 shares          $ Amount          shares         $ Amount
                                            -------------------------------------------------------------------
             Balance, January 31                4,361,685      $29,646,238       3,470,993      $27,379,052
               Private placement                  104,380          375,768
               Private placement                  150,840          663,690
               Warrant Exercises                    1,600            4,960          62,260          132,918
               Option Exercises                    10,000           25,000
             Less share issuance costs
                                                                   (22,984)
                                            -------------------------------------------------------------------

             Balance, April 30                  4,628,505      $30,692,678       3,533,253      $27,511,970
               Option Exercises                    20,400           51,000          10,000           25,000

                                            -------------------------------------------------------------------
             Balance, July 31                   4,648,905      $30,743,902       3,543,253      $27,536,970
                                            ===================================================================


          (c)      Stock Options

          Stock option transactions for the year to date and the number of stock options outstanding at July 31, 2004 are summarized as follows:



         Balance, January 31, 2004                              173,250
          Exercised                                             (10,000)
          Expired                                                     0
                                                                -------
         Balance, April 30, 2004                                163,250
          Exercised                                             (20,400)
          Expired                                                     0
                                                                -------

         Balance, July 31, 2004                                 142,850
                                                                =======


All stock options are exercisable at the price of $2.50 per share, expiring September 5, 2005.

Number of shares subject to option at July 31, 2004:

         -----------------------------------------------------------------------
         Exercise Price Per      Expiry Date       Number of Shares Remaining
                Share                                 Subject to Options
         -----------------------------------------------------------------------
                $2.50         September 5, 2005           142,850
         -----------------------------------------------------------------------


         (d)      Share Purchase Warrants

A summary of share purchase warrants transactions for the year to date is as follows:

CORAL GOLD RESOURCES LTD.
(formerly CORAL GOLD CORP.)
FORM 51-102F1
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE QUARTER ENDED JULY 31, 2004
Page 3
--------------------------------------------------------------------------------


                                                                   No. of
                                                                 Underlying
                                                                   Shares

         Balance, January 31, 2004                               1,086,767
          Granted                                                  255,220
          Exercised                                                 (1,600)
          Expired                                                        0
                                                                 ----------
         Balance, April 30, 2004                                 1,340,387
          Exercised                                                      0
          Expired                                                 (364,885)
                                                                 ----------
         Balance, July 31, 2004                                    975,501
                                                                 ----------


The following share purchase warrants remain outstanding at July 31, 2004:


           No. of Underlying       Exercise Price               Expiry Date
                Shares

               204,425                 $3.60                 November 17, 2005
               102,956                 $3.90                 December 19, 2005
               412,900                 $3.10                 October 12, 2005
               104,380                 $4.80                 February 16, 2006
               150,840                 $5.50                 February 17, 2006
           -----------------
               975,501
           =================


4.        Related Party Transactions

          Related party transactions not disclosed elsewhere in these statements are as follows:

               During the six months ended July 31, 2004, the Company paid, or made provision for the future payment of the following amounts to related parties:

               i) $27,612 (2003: $61,055) to a private company controlled by two directors of the Company for administrative expenses;

              ii) $45,000 (2003: $45,000) to a private company controlled by a director for management fees;

            (iii) $15,000 for consulting fees to a company owned by a director (2003: Nil);

             (iv) $ Nil (2003: $10,000) to directors of the Company for director's expenses.

                                    EXHIBIT 5
                                    ---------


CORAL GOLD RESOURCES LTD.
(formerly CORAL GOLD CORP.)
FORM 51-102F1
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE QUARTER ENDED JULY 31, 2004
Page 1
--------------------------------------------------------------------------------


The following discussion and analysis of the operations, results and financial position of the Company for the quarter ended July 31, 2004 should be read in conjunction with the July 31, 2004 Financial Statements and the notes thereto. The effective date of this report is September 27, 2004.

Forward Looking Statements
--------------------------

Except for historical information, the Management's Discussion and Analysis ("MD&A") may contain forward looking statements. These statements involve known and unknown risks, uncertainties, and other factor that may cause the Company's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievement expressed or implied by these forward looking statements.

Overall performance
-------------------

Robertson property 10 hole drilling program completed

The purpose of the drilling was to expand the 39A Zone resource and evaluate the potential depth extent of the high-grade structural zones in the Gold Pan resource area. A recent re-interpretation of previous drilling conducted by Amax Gold and Cortez Gold Mines in the 39A Zone, suggested potential for significantly expanding that resource to the west and southwest.

The 2004 drilling program consisted of 10 reverse-circulation (RC) drill holes, CR04-1 through CR04-10, totaling 6,560 ft that ranged from 485-ft to 800-ft-deep. Eight of the RC holes were directed at the 39A Zone expansion and two holes were aimed at assessing the depth extent of the east-west striking high-grade structural zones in the Gold Pan resource area.

All of the holes encountered strongly anomalous gold values and a summary of assay results are presented below. The 2004 drilling resulted in a modest increase to the 39A resource and provided a better definition of the western margin of the 39A Zone mineralization. A series of step-out holes (CR04-3 through CR04-7) indicate that the expansion of low to moderate grade gold to the west is limited to about 100 ft. However, drilling along the east side of the 39A Zone (CR04-8) expanded not only low to moderate grade mineralization, but also high-grade gold (30 ft averaging 0.229 oz Au/t, from 675 ft) over 100 ft to the east and north from previous drill intersections. This portion of the 39A Zone remains open for minor expansion both to the east and north.


            Total
Hole No.    Depth     From(ft)    To(ft)    Thickness(ft)*     Gold(oz/ton)

CR04-1       500        125        130           5                0.034
                        195        200           5                0.067

CR04-2       485        No Significant Values

CR04-3       700        390        445          55                0.016
including               425        430           5                0.051
                        470        500          30                0.013
including               470        475           5                0.032

CORAL GOLD RESOURCES LTD.
(formerly CORAL GOLD CORP.)
FORM 51-102F1
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE QUARTER ENDED JULY 31, 2004
Page 2
--------------------------------------------------------------------------------


CR04-4       700        640        645           5                0.036
                        695        700           5                0.030

CR04-5**     600         35         50          15                0.150
Including                40         45           5                0.326
                        395        450          55                0.027
including               400        435          35                0.035

CR04-6       700        160        165           5                0.031
                        240        260          20                0.016
                        325        360          35                0.012
including               325        330           5                0.035

CR04-7       750        165        170           5                0.036
                        195        200           5                0.057
                        445        450           5                0.115
                        510        660         150                0.032
including               510        515           5                0.467
                        720        725           5                0.035

CR04-8       800        435        440           5                0.099
                        575        770         195                0.059
including               630        710          80                0.111
                        795        800           5                0.051

CR04-9**     725         50        180         130                0.012
                        240        335          95                0.026
including               255        300          45                0.048
                        670        720          50                0.019
including               675        680           5                0.045

CR04-10**    600        125        165          40                0.030
including               125        130           5                0.125
                        215        220           5                0.047
                        255        260           5                0.032
                        260        265           5                0.050

*  Based on 0.01 oz Au/t cutoff grade.
** Angle hole.

Of the five holes, CR04-3 through CR04-7, drilled along the suspected westward extension of the 39A Zone, all encountered at least narrow low-grade gold intercepts and two holes, CR04-5 and CR04-7 cut significant intervals, including 15 ft averaging 0.15 oz Au/t starting at 35 ft and a 150 ft intercept averaging
0.032 oz Au/t, from 510 ft, respectively.

Results from a single step-out hole, CR04-8, drilled along the east side of the 39A Zone intersected a 195-ft-thick interval that averaged 0.059 oz Au/t, from 575 ft, including 80 ft averaging 0.111 oz Au/t, starting at 630 ft. Also included within this interval is a 30 ft zone averaging 0.229 oz Au/t, starting at 675 ft.

CORAL GOLD RESOURCES LTD.
(formerly CORAL GOLD CORP.)
FORM 51-102F1
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE QUARTER ENDED JULY 31, 2004
Page 3
--------------------------------------------------------------------------------

Results from drilling the projection of the of the 39A Zone to the southwest were inconclusive because the two holes, CR04-1 and CR04-2, encountered a post-mineral, quartz-feldspar porphyry dike over critical portions in their respective holes. Although the drilling did not test the projected intervals in the footwall of the dike, the potential extension of high-grade mineralization in the southwest direction has not been excluded.

Drilling in the Gold Pan Zone appears to have successfully extended mineralization to a depth of at least 500 ft in hole CR04-9. The hole encountered a series of mineralized zones beginning at 50 ft, and continuing to a depth of 720 ft. Within the zones gold values reached as high as 0.08 Au/t.

New drilling plans for the Robertson property

The new program will consist of drilling 10 reverse circulation holes totaling about 7,000 ft. The purpose of the drilling is to expand the current indicated resources in the 39A and Porphyry Zones. These resources are currently estimated to contain 2.8 million tons of mineralized material at a grade of 0.101 oz Au/t and 3.95 million tons of mineralized material at a grade of 0.040 oz Au/t, respectively. The drilling will be targeted specifically at expanding high-grade portions of the two resources. The best results from the April 2004 drilling program in the 39A Zone were returned in hole CR04-8, which intersected 135 ft that averaged 0.074 oz Au/t, from 600 ft, using a 0.02 oz Au/t cutoff grade. Included within this intercept is a 30 ft interval that averages 0.229 oz Au/t, starting at 675 ft.

It is expected that approval of a proposed amendment to the Plan of Operation, covering the new drilling program, will take six to eight weeks to receive. Drilling will commence soon after approval is granted by the Bureau of Land Management, the Nevada Department of Environmental Protection and availability of a drill rig.

The Company also plans to conduct approximately 12-line-miles of MT-DC/IP over its 66 % owned Norma-Sass claims, located about 2,500 ft south of the Gold Acres open pit mine. The proposed line lengths of 1.5 to 2.0 miles will be sufficient for investigations to depths of about 3,000 ft. Coral is currently negotiating an agreement with Cortez Gold Mines to allow the MT survey to extend on to adjacent Cortez claims. The purpose of the MT survey is to better define the subsurface structural framework of the Norma-Sass claims, specifically the ore-controlling, NE-striking faults that may extend south from the Gold Acres pit. The MT survey is expected to be completed by late September, 2004.

Approval received for share consolidation

At the Company's shareholders' meeting on July 30, 2004, the special resolutions for the proposed 10:1 share consolidation and change of name to "Coral Gold Resources Ltd." were approved. The Company proceeded with its regulatory filings with the TSX Venture Exchange and the Registrar of Companies and the changes were effective on September 14, 2004. As explained at the shareholders' meeting, the share consolidation was required in order for the Company to obtain access to the additional financing through institutional type investors in the United States and Europe, which will be required to expand the gold resource at the Company's Robertson Property.

CORAL GOLD RESOURCES LTD.
(formerly CORAL GOLD CORP.)
FORM 51-102F1
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE QUARTER ENDED JULY 31, 2004
Page 4
--------------------------------------------------------------------------------

Results of Operations

Three months ended July 31, 2004 ("Q2-2005") compared with the three months ended July 31, 2003 ("Q2-2004").

Head office-general and administrative expenses

          General and administrative expenses totaled approximately $123,000 for Q2-2005 compared with approximately $136,000 for Q2-2004, a decrease of $13,000. The small comparative decrease in general and administrative expenses is due primarily to the reduced costs of investor relations and shareholder information initiatives, and the timing of office and related expenses, and professional fees between the first and second quarters.

Loss for the period

          Loss for the three months ended July 31, 2004 was $113,781 compared with a loss of $113,892 for the three months ended July 31, 2003. The lower administrative expenses in Q2-2005 as discussed above were offset by higher US currency translation gains in Q2-2004 compared with Q2-2005.

Six months ended July 30, 2004 ("YTD-2005") compared with the six months ended July 30, 2003 ("YTD-2004").

Head office-general and administrative expenses

          General and administrative expenses totaled approximately $229,000 for YTD-2005 compared with approximately $290,000 for YTD-2004, a decrease of approximately $61,000. The decrease in general and administrative expenses is due primarily to the reduced costs of investor relations and shareholder information initiatives, and reduced utilization of outside professionals.

Loss for the period

          Loss for the six months ended July 31, 2004 was $210,078 compared with a loss of $335,496 for the six months ended July 31, 2003, for a decrease of $125,498. The main reasons for the decrease in the loss for YTD 2005 compared with YTD 2004 are the decreased administrative expenses of approximately $61,000 discussed above, foreign exchange translation losses of an additional approximate $50,000 in YTD 2004 compared with YTD 2005, and increased interest income of approximately $10,000 in YTD 2005.

CORAL GOLD RESOURCES LTD.
(formerly CORAL GOLD CORP.)
FORM 51-102F1
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE QUARTER ENDED JULY 31, 2004
Page 5
--------------------------------------------------------------------------------

Summary of Quarterly Results
----------------------------

                      2004          2004         2004         2003         2003         2003         2003          2002
Period ended         Jul. 31      Apr. 30       Jan. 31      Oct. 31      Jul. 31      Apr. 30      Jan. 31      Oct. 31
                       Q2            Q1           Q4           Q3           Q2           Q1           Q4            Q3
Total Revenue               -             -            -            -            -            -            -             -
-------------------------------------------------------------------------------------------------------------- -------------
    Income (loss)
           before
    extraordinary
            items   $(113,781)     $(96,297)   $(119,187)   $(298,913)   $(123,892)   $(211,604)   ($434,337)    $(159,398)
-------------------------------------------------------------------------------------------------------------- -------------
   Basic loss per
            share      $(0.03)       $(0.02)      $(0.03)      $(0.09)      $(0.04)      $(0.06)      $(0.14)       $(0.06)
-------------------------------------------------------------------------------------------------------------- -------------
Net Income (loss)
                    $(113,781)     $(96,297)   $(119,187)   $(298,913)   $(123,892)   $(211,604)   ($434,337)    $(159,398)
-------------------------------------------------------------------------------------------------------------- -------------
  Basic per Share
                       $(0.03)       $(0.02)      $(0.03)      $(0.09)      $(0.04)      $(0.06)      $(0.14)       $(0.06)
-------------------------------------------------------------------------------------------------------------- -------------

The general trend in lower quarterly losses to the current level of approximately $100,000 to $120,000 per quarter is due to an overall reduction in administrative expenses. Higher than usual prior quarter's losses in 2003 and 2002 also include the effect of mineral property and advances write offs.

Liquidity
---------

The company has expended approximately $418,000 in YTD 2004 on mineral exploration on its properties, primarily the Robertson property, including approximately $209,000 in Q2-2004. It has approximately $2,221,000 of cash on hand at July 31, 2004.

Total working capital at July 31, 2004 is approximately $2,278,000, compared with working capital of approximately $2,601,000 at January 31, 2004.

The  Company  has  sufficient  cash  on hand at  this  time to  finance  planned exploration work on its mineral properties, and maintain administrative operations. Mineral exploration and development is capital intensive, and in order to maintain its interests the Company will likely be required to raise new equity capital in the future.

There is no assurance that the Company will be successful in raising new equity capital.

The Company has no standby line of credit or other outside debt facility available to it.

There have been no material changes in the company's contractual obligations since its latest fiscal year end, January 31, 2004.

Capital Resources
-----------------

Management obtained shareholder approval on July 30, 2004 for the 10:1 consolidation of its existing share capital. This was undertaken in order to allow the company to obtain access to additional capital when required to maintain uninterrupted exploration work on the Robertson property.

Off-Balance Sheet Arrangements
------------------------------

The Company has no off-balance sheet arrangements.

CORAL GOLD RESOURCES LTD.
(formerly CORAL GOLD CORP.)
FORM 51-102F1
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE QUARTER ENDED JULY 31, 2004
Page 6
--------------------------------------------------------------------------------


Transactions with related parties
---------------------------------

Refer to Note 4 of the accompanying financial statements.

Changes in Accounting Policies
------------------------------

None.

Investor Relations
------------------

The company has no outstanding investor relations contracts or programs proceeding at present. The previous contract with The Haft Group, Inc. has expired. The company appreciates the fine job the Haft Group did with regard to public relations. We continue to be in touch with IR and PR corporations around the world.


Outstanding Share Data
----------------------

At July 31, 2004 there were 4,648,905 issued common shares, calculated on the basis of the 10:1 consolidation which was subsequently effected on September 14, 2004.

The following is an analysis of outstanding share options and warrants, also on a post-consolidated basis.

Summary of management incentive options outstanding is as follows:

--------------------------------------------------------------------------------
   Exercise Price          Expiry Date           Number of Shares Remaining
      Per Share                                      Subject to Options
--------------------------------------------------------------------------------
       $2.50            September 5, 2005                142,850
--------------------------------------------------------------------------------

Summary of warrants outstanding is as follows:

--------------------------------------------------------------------------------
  Exercise Price           Expiry Date          Number of Underlying Shares
    Per Share
--------------------------------------------------------------------------------
      $3.60              November 17, 2005               204,425
--------------------------------------------------------------------------------
      $3.90              December 19, 2005               102,956
--------------------------------------------------------------------------------
      $3.10              October 12, 2005                412,900
--------------------------------------------------------------------------------
      $4.80              February 16, 2006               104,380
--------------------------------------------------------------------------------
      $5.50              February 17, 2006               150,840
--------------------------------------------------------------------------------
                                                         975,501
--------------------------------------------------------------------------------

Additional Information
----------------------

Additional information relating to the Company is available on SEDAR at www.sedar.com.

                                    EXHIBIT 6
                                    ---------


                                 Form 52-109FT2
            Certification of Interim Filings during Transition Period

I, Matt Wayrynen, Chief Executive Officer and Director of Coral Gold Resources Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Coral Gold Resources Ltd. (the "Issuer") for the interim period ending July 31, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.



Date:    September 28, 2004


"Matt Wayrynen"

Matt Wayrynen
Chief Executive Officer

                                   EXHIBIT 7
                                   ---------

                                 Form 52-109FT2
            Certification of Interim Filings during Transition Period

I, Matt Wayrynen, Chief Financial Officer and Director of Coral Gold Resources Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Coral Gold Resources Ltd. (the "Issuer") for the interim period ending July 31, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.



Date:    September 28, 2004


"Matt Wayrynen"

Matt Wayrynen
Chief Financial Officer